Pricing Term Sheet	Free Writing Prospectus
dated as of June 25, 2020	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplements
each dated June 19, 2020 to the
Prospectus dated June 9, 2020
Registration No. 333-236629-01

PG&E Corporation

Concurrent Offerings of

423,372,629 Shares of Common Stock, no par value (the “Common Stock”)

(the “Common Stock Offering”)

and

14,545,455 Equity Units

(the “Equity Units Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Equity Units Offering. With respect to the Common Stock Offering, this pricing term sheet should be read together with (i) the related preliminary prospectus supplement dated June 19, 2020 (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the related base prospectus dated June 9, 2020, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-236629-01. With respect to the Equity Units Offering, this pricing term sheet should be read together with (i) the related preliminary prospectus supplement dated June 19, 2020 (the “Equity Units Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the related base prospectus dated June 9, 2020, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-236629-01. Neither the Common Stock Offering nor the Equity Units Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Equity Units Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

Issuer:	PG&E Corporation, a California corporation.

Ticker / Exchange for the Common Stock:	PCG / The New York Stock Exchange (“NYSE”).

Trade Date:	June 26, 2020.

Settlement Date:	July 1, 2020 (T + 3)*

Use of Proceeds:	The Issuer estimates that the net proceeds to it from the Common Stock Offering, after deducting the underwriting discounts and before estimated offering expenses payable by the Issuer, will be approximately $3,968 million (or approximately $4,365 million if the underwriters in such offering exercise their option to purchase additional shares of Common Stock in full). In addition, the Issuer estimates that the net proceeds to it from the Equity Units Offering, after deducting the underwriting discounts and before estimated offering expenses payable by the Issuer, will be approximately $1,186 million (or approximately $1,304 million if the underwriters’ over-allotment option is exercised in full).

The Issuer and the Utility intend to use the net proceeds from the Common Stock Offering and the Equity Units Offering to effectuate the Reorganization in accordance with the terms and conditions contained in the Plan of Reorganization.

Goldman Sachs & Co. LLC will use approximately $249 million (or approximately $274 million if the underwriters’ over-allotment option is exercised in full) of the proceeds from the sale of the Equity Units in the Equity Units Offering to purchase U.S. treasury strips, and Goldman Sachs & Co. LLC will use $34,000 of the proceeds from the sale of the Equity Units in the Equity Units Offering to prepay on behalf of the holders of Equity Units the fees and expected expenses of the purchase contract agent relating to the U.S. treasury strips and the Custodian for the full term of the Equity Units. The Issuer will receive no proceeds from the sale of, and will have no obligations with respect to, the U.S. treasury strips.

Common Stock Offering
Common Stock Offered:	423,372,629 shares of Common Stock.

Option to Purchase Additional Shares of Common Stock:	42,337,263 additional shares of Common Stock.

NYSE Last Reported Sale Price of Common Stock on June 25, 2020:	$9.73 per share.

Public Offering Price:	$9.50 per share.

Underwriting Discount:	$0.12825 per share.

CUSIP / ISIN:	69331C 108 / US69331C1080

Shares of Common Stock to be Outstanding after the Common Stock Offering:	Approximately 2,079 million shares (or approximately 2,153 million shares if (i) the underwriters’ option to purchase additional shares of Common Stock in this offering is exercised in full and (ii) the underwriters in the Equity Units Offering exercise their over-allotment option in full), based on 529,788,149 shares outstanding as of June 24, 2020 and assuming, in all cases, that the shares of Common Stock underlying the Equity Units, calculated at the Maximum Settlement Rate, are outstanding after the Common Stock Offering.

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. BofA Securities, Inc.

Equity Units Offering
Equity Units:	Each Equity Unit will initially evidence its holder’s ownership of a prepaid forward stock purchase contract of PG&E Corporation (a

“Purchase Contract”) and 1/48,000th undivided beneficial ownership interest in specified U.S. treasury strips that mature on a quarterly basis from, and including, August 15, 2020 through, and including, August 15, 2023 and are held by the Custodian as agent for the holders of the Equity Units (a “Treasury Strips Component”).

Number of Equity Units Offered:	14,545,455 Equity Units.

Option to Purchase Additional Equity Units:	1,454,545 additional Purchase Contracts to create up to 1,454,545 additional Equity Units.

Stated Amount of Each Equity Unit:	$100 for each Equity Unit.

Fair Market Value of the Equity Units	The Issuer has determined that the fair market value of each Purchase Contract is $82.8574 and the fair market value of each Treasury Strips Component is $17.1402.

Separation of Equity Units:	On any business day during the period beginning on, and including, the business day immediately following the date of initial issuance of the Equity Units to, but excluding, the second scheduled trading day immediately preceding August 16, 2023, a holder of 48,000 Equity Units (or any integral multiple thereof) will have the right to withdraw its beneficial ownership interest in U.S. treasury strips evidenced by such Equity Units. Because each Equity Unit evidences a 1/48,000th beneficial ownership interest in specified U.S. treasury strips, any separation of Equity Units may be made only in integral multiples of 48,000 Equity Units.

Re-Creation of Equity Units:	On any business day during the period beginning on, and including, the business day immediately following the date of initial issuance of the Equity Units to, but excluding, the second scheduled trading day immediately preceding August 16, 2023, a holder of 48,000 separate Purchase Contracts (or any integral multiple thereof) will have the right to recreate Equity Units by delivering, for every 48,000 Equity Units being created, (i) to the purchase contract agent, 48,000 separate Purchase Contracts, and (ii) to the Custodian, $66,000 face amount (or $33,000 face amount in the case of the U.S. treasury strips maturing on August 15, 2020) of each of the U.S. treasury strips that would be then remaining as a portion of the Treasury Strips Component of an Equity Unit. Any recreation of Equity Units may be made only in integral multiples of 48,000 Equity Units. The newly deposited U.S. treasury strips used to recreate the Equity Units must have the same CUSIP numbers as the ones originally comprising the Treasury Strips Component.

The Purchase Contracts

Purchase Contract:	Each Purchase Contract entitles the holder to receive a number of shares of Common Stock on the Purchase Contract Settlement Date (as defined below), or earlier if a “fundamental change” occurs prior to the Purchase Contract Settlement Date or if the holder has elected “early settlement” (in each case, as defined in the Equity Units Preliminary Prospectus Supplement), determined by reference to the settlement rate described in the Equity Units Preliminary Prospectus Supplement and herein.

Purchase Contract Settlement Date:	On August 16, 2023, subject to postponement in certain limited circumstances.

Reference Price:	Approximately $9.5000, which is equal to $100.00, divided by the Maximum Settlement Rate (as defined below) and is approximately equal to the public offering price in the Common Stock Offering described above.

Threshold Appreciation Price:	Approximately $11.6375, which is equal to $100.00, divided by the Minimum Settlement Rate (as defined below) and represents appreciation of approximately 22.50% over the Reference Price.

Maximum Settlement Rate:	10.5263 shares of Common Stock per Purchase Contract (subject to adjustment as described in the Equity Units Preliminary Prospectus Supplement).

Minimum Settlement Rate:	8.5929 shares of Common Stock per Purchase Contract (subject to adjustment as described in the Equity Units Preliminary Prospectus Supplement).

Early Settlement at the Option of the Holder:

On any business day during the period beginning on, and including, the business day immediately following the date of initial issuance of the Equity Units to, but excluding, the second scheduled trading day immediately preceding August 16, 2023, a holder of 48,000 Equity Units (or any integral multiple thereof) or a holder of one or more separate Purchase Contracts may elect to settle early and receive a number of shares of Common Stock per Purchase Contract equal to the Minimum Settlement Rate, which is subject certain anti-dilution adjustments, as described under “Description of the Purchase Contracts—Anti-Dilution Adjustments to the Fixed Settlement Rates” in the Equity Units Preliminary Prospectus Supplement.

Because each Equity Unit evidences a 1/48,000th beneficial ownership interest in specified U.S. treasury strips, any early settlement at the holder’s election of Purchase Contracts held as components of Equity Units may be made only in integral multiples of 48,000 Equity Units.

Upon early settlement at the holder’s election of Purchase Contracts held as components of Equity Units, the Custodian will deliver the U.S. treasury strips evidenced by those Equity Units to the holder free and clear of any liens or other encumbrances.

Early Settlement at the Option of the Holder Upon a Fundamental Change:	If a “fundamental change” (as defined in the Equity Units Preliminary Prospectus Supplement) occurs on or prior to the second scheduled trading day immediately preceding August 16, 2023, a holder of 48,000 Equity Units (or any integral multiple thereof) or a holder of one or more separate Purchase Contracts will have the right to settle early in connection with such fundamental change and receive shares of Common Stock at the “fundamental change early settlement rate” (as defined in the Equity Units Preliminary Prospectus Supplement and as described herein).

The following table sets forth the fundamental change early settlement rate per purchase contract for each stock price and fundamental change effective date set forth below:

	Stock Price
Fundamental Change Effective Date	$2.00	$4.00	$6.00	$8.00	$9.50	$10.50	$11.64	$13.00	$15.00	$18.00	$21.00	$25.00	$30.00	$35.00
July 1, 2020	10.3248	9.9939	9.5052	9.0924	8.8699	8.7592	8.6630	8.5811	8.5065	8.4547	8.4379	8.4357	8.4415	8.4475
August 16, 2020	10.3372	10.0252	9.5399	9.1200	8.8914	8.7774	8.6781	8.5936	8.5167	8.4633	8.4459	8.4433	8.4487	8.4542
February 16, 2021	10.3813	10.1499	9.6883	9.2397	8.9836	8.8538	8.7404	8.6438	8.5564	8.4966	8.4769	8.4729	8.4765	8.4803
August 16, 2021	10.4170	10.2681	9.8520	9.3763	9.0862	8.9361	8.8043	8.6924	8.5927	8.5265	8.5055	8.5005	8.5025	8.5047
February 16, 2022	10.4472	10.3753	10.0399	9.5445	9.2088	9.0297	8.8715	8.7386	8.6236	8.5521	8.5314	8.5265	8.5273	8.5282
August 16, 2022	10.4738	10.4551	10.2454	9.7595	9.3615	9.1370	8.9374	8.7734	8.6408	8.5695	8.5530	8.5498	8.5498	8.5500
February 16, 2023	10.5002	10.4998	10.4479	10.0823	9.5949	9.2760	8.9882	8.7694	8.6265	8.5775	8.5721	8.5716	8.5716	8.5716
August 16, 2023	10.5263	10.5263	10.5263	10.5263	10.5263	9.5238	8.5929	8.5929	8.5929	8.5929	8.5929	8.5929	8.5929	8.5929

The exact stock prices and fundamental change effective dates may not be set forth in the table above, in which case:

•  if the applicable stock price is between two stock prices in the table or the applicable fundamental change effective date is between two fundamental change effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later fundamental change effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•  if the applicable stock price is greater than $35.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•  if the applicable stock price is less than $2.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above, the “Minimum Stock Price”), the fundamental change early settlement rate will be determined as if the stock price equaled the Minimum Stock Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the fundamental change effective date is between two fundamental change effective dates in the table.

Because each Equity Unit evidences a 1/48,000th beneficial ownership interest in specified U.S. treasury strips, any early settlement in connection with a fundamental change of Purchase Contracts held as components of Equity Units may be made only in integral multiples of 48,000 Equity Units.

Upon early settlement in connection with a fundamental change of Purchase Contracts held as components of Equity Units, the Custodian will deliver the U.S. treasury strips evidenced by those Equity Units to the holder free and clear of any liens or other encumbrances.

Treasury Strips

US Treasury Strips:	Goldman Sachs & Co. LLC will purchase the U.S. treasury strips to be sold to purchasers of the Equity Units and delivered to the Custodian, upon issuance of the Equity Units. Each Equity Unit will initially evidence a 1/48,000th beneficial ownership interest in the following U.S. treasury strips, which will constitute one Treasury Strips Component:

Maturity	Face Amount	CUSIP
August 15, 2020	$33,000	912803AU7
November 15, 2020	$66,000	912820WZ6
February 15, 2021	$66,000	912803AV5
May 15, 2021	$66,000	912803AW3
August 15, 2021	$66,000	912821AG0
November 15, 2021	$66,000	912820ZH3
February 15, 2022	$66,000	912833LG3
May 15, 2022	$66,000	912821BZ7
August 15, 2022	$66,000	912820RU3
November 15, 2022	$66,000	912820SH1
February 15, 2023	$66,000	912820B30
May 15, 2023	$66,000	912820F36
August 15, 2023	$66,000	912820G84

Payment Dates:	The Custodian will forward to each holder of Equity Units such holder’s pro rata portion of the amount it receives from the U.S. government in respect of each U.S. treasury strip underlying the Equity Units owned by such holder on the business day immediately following such U.S. treasury strip matures on or prior to February 15, May 15, August 15 and November 15 of each year, with such payments commencing on, and including, August 17, 2020, and ending on, and including, August 16, 2023. The Issuer expects that the amount payable per Equity Unit per full quarter as described in the immediately preceding sentence will be equal to $1.3750, which represents an annual rate of return on the Stated Amount per Equity Unit of 5.50%. The Issuer expects that the amount payable per Equity Unit on August 17, 2020 will be equal to $0.6875.

Miscellaneous

Public Offering Price:	$100.00 per Equity Unit.

Underwriting Discount:	$1.35 per Equity Unit.

Listing:	The Issuer intends to apply to list the Equity Units on The New York Stock Exchange under the symbol “PCGU,” subject to satisfaction of its minimum listing standards with respect to the Equity Units. However, there can be no assurance that the Equity Units will be approved for listing.

CUSIP / ISIN for the Equity Units:	69331C 140 / US69331C1403

CUSIP / ISIN for the Purchase Contracts:	69331C 132 / US69331C1320

Custodian for Holders of the Equity Units:	The Bank of New York Mellon Trust Company, N.A.

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. BofA Securities, Inc.

* The Issuer expects that delivery of the shares of Common Stock and the Equity Units (collectively, the “Securities”) in connection with the Common Stock Offering and the Equity Units Offering, respectively, will be made to investors on or about July 1, 2020 (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities prior to their date of delivery may be required, by virtue of the fact that the Securities initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Securities who wish to trade prior to their date of delivery should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Equity Units Preliminary Prospectus Supplement, as the case may be, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Equity Units Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from (i) Goldman Sachs & Co. LLC at Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-212-902-1171, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com, (ii) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (866) 803-9204, (iii) Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com, (iv) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-800-831-9146 or (v) BofA Securities, Inc., Attn: Prospectus Department, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, via telephone at (800) 294-1322 or Email: dg.prospectus_requests@bofa.com.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Equity Units Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Equity Units Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

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